Mail Stop 6010

June 21, 2006

Mr. Ross Goolsby
Chief Financial Officer
Sigmatel, Inc.
1601 South MoPac Expressway
Austin, TX 78746

> **Re:**   **Sigmatel, Inc.**
> **Form 10-K for the Year Ended December 31, 2005 and related filings**
> **Form 10-Q for the Quarter Ended March 31, 2006**
> **File No. 000-50391**

Dear Mr. Goolsby:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed on April 25, 2006 and January 31, 2006

1.   We note that you refer to your non-GAAP information as "pro forma". The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP measures.

Form 10-K for the Year Ended December 31, 2005

Consolidated Financial Statements, page F-1

Note 7. Acquisitions, page F-18

2.   We note that you have allocated $7.5 million, $2.3 million, $2.9 million, and $2.3 of the purchase price for your acquisitions of Oasis, Protocom, Rio, and Apogee, respectively, to developed technology and have assigned useful lives of six, six, five, and five years, respectively, to these intangible assets. Please tell us and revise the note in future filings to clearly describe the developed technology and explain how it meets the definition of an intangible asset outlined in paragraph 39 of SFAS 141.   To the extent possible, please identify the products that were feasible at the date of these acquisitions. Discuss your basis for assigning the useful life to these intangible assets.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sigmatel, Inc.
Mr. Ross Goolsby
June 21, 2006
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant